* Explanation of Response:

      As was reflected in a Form 10-KSB filed by the Issuer on April 10, 2003, as of January 7, 2003, Morris & Miller, Ltd. held 10,350,000 Shares of the Issuer's Common Stock.

      On January 13, 2004, to settle various claims against it, Morris & Miller, Ltd. conveyed 2,249,000 Shares of the Issuer's Common Stock to the Claimant. However, Morris & Miller, Ltd. retained the right to re-acquire those Shares.

      Therefore, as was reflected in a schedule prepared by the Issuer's Transfer Agent, as of January 13, 2004, the total number of Shares of Common Stock of the Issuer held by Morris & Miller, Ltd. was as follows;

            Prior Balance                          10,350,000 Shares
            (Disposition)                           2,249,000 Shares
            New Balance                             8,101,000 Shares